Exhibit 99.4
SCHEDULE 3
UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

WESTPORT INNOVATIONS INC.
Unaudited Pro-forma Condensed Consolidated Balance Sheet
(Expressed in thousands of United States dollars)
As at June 30, 2011

	Westport		Pro-forma	Pro-forma
	Innovations Inc.	Emer S.p.A	Adjustments	Consolidated

Assets:

Current assets:
Cash and cash equivalents (note 3 and 5(f))	$138,894	$11,476	$(54,317)	$96,053
Short-term investments	23,547	—	—	23,547
Accounts receivable (note 5(e))	18,520	24,087	(495)	42,112
Loan receivable	15,740	—	—	15,740
Inventories (note 5(e))	18,739	18,030	(516)	36,253
Prepaid expenses	3,908	220	—	4,128
Current portion of future income tax assets	6,142	—	—	6,142

	225,490	53,813	(55,328)	223,975

Long-term investment (note 5(e))	6,099	—	643	6,742
Other assets	1,918	81	—	1,999
Equipment, furniture and leasehold improvements, net (note 5(e))	13,320	10,778	(87)	24,011
Intangible assets, net	6,887	12,011	—	18,898
Future income tax assets	3,374	5,253	—	8,627
Goodwill (note 5(a))	8,189	57,833	15,717	81,739

	$265,277	$139,769	$(39,055)	$365,991

Liabilities and Shareholders’ Equity:

Current liabilities
Accounts payable and accrued liabilities (note 5(e))	$28,142	$27,119	$(720)	$54,541
Current portion of deferred revenue	2,223	—	—	2,223
Current portion of long-term debt	15,692	25,474	—	41,166
Current portion of warranty liability	11,620	—	—	11,620

	57,677	52,593	(720)	109,550

Warranty liability	6,507	—	—	6,507
Long-term debt (note 5(d))	10,330	59,867	(36,308)	33,889
Deferred revenue	6,923	—	—	6,923
Other long-term liabilities (note 5(e))	151	2,022	(137)	2,036
Future income taxes	—	1,298	—	1,298

	81,588	115,780	(37,165)	160,203

Shareholders’ Equity:
Share capital:
Common shares (note 5(b) and (c))	433,196	30,092	(7,993)	455,295
Other equity instruments	4,508	—	—	4,508
Additional paid in capital	4,847	—	—	4,847
Deficit (note 5(c))	(303,477)	(6,103)	6,103	(303,477)
Accumulated other comprehensive income	26,758	—	—	26,758

Joint venture partners’ share of nets assets from joint ventures	17,857	—	—	17,857

	183,689	23,989	(1,890)	205,788

	$265,277	$139,769	$(39,055)	$365,991

WESTPORT INNOVATIONS INC.
Unaudited pro-forma condensed consolidated statements of operations
(Expressed in thousands of United States dollars, except share and per share amounts)
For the three month period ended June 30, 2011

	Westport		Pro-forma	Pro-forma
	Innovations Inc.	Emer S.p.A.	Adjustments	Consolidated

Product and parts revenue (note 6(a))	$44,866	$23,715	$(474)	$68,107

Cost of revenue and expenses:
Cost of revenue (note 6(a))	29,663	22,941	(396)	52,208
Research and development	11,350	847	—	12,197
General and administrative (note 6(a))	6,492	5,232	(37)	11,687
Sales and marketing	7,267	869	—	8,136
Foreign exchange loss	54	—	—	54
Depreciation and amortization	853	955	—	1,808
Bank charges, interest and other	427	—	—	427

	56,106	30,844	(433)	86,517

Loss before undernoted	(11,240)	(7,129)	(41)	(18,410)

Loss from investment accounted for by the equity method (note 6(a))	445	—	41	486
Interest on long-term debt and amortization of discount (note 6(b))	(964)	(1,355)	250	(2,069)
Interest and other income	315	59	—	374

Loss before income taxes	(11,444)	(8,425)	250	(19,619)

Income tax recovery (expense):
Current	(3,632)	140	—	(3,492)
Future (note 6(b))	(101)	230	(79)	50

	(3,733)	370	(79)	(3,442)

Net loss for the period	$(15,177)	$(8,055)	$171	$(23,061)

Net income attributed to Joint venture partners’	2,936	—	—	2,936
Net loss attributable to the Company	(18,113)	(8,055)	171	(25,997)

Loss per share attributable to the Company:
Basic and diluted	$(0.38)			$(0.54)

Weighted average common shares outstanding:
Basic and diluted (note 6(d))	47,141,868		881,860	48,023,728

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Unaudited pro-forma condensed consolidated statements of operations
(Expressed in thousands of United States dollars, except share and per share amounts)
For the twelve month period ended March 31, 2011

	Westport	OMVL S.p.A		Pro-forma	Pro-forma
	Innovations Inc.	(note 4)	Emer S.p.A	Adjustments	Consolidated

Product and parts revenue (note 6(a) and (c))	$139,934	$9,846	$62,623	$(2,106)	$210,297
Service revenue	8,128	—	—	—	8,128

Total revenue	148,062	9,846	62,623	(2,106)	218,425

Cost of revenue and expenses:
Cost of revenue (note 6(a) and (c))	90,982	9,776	42,118	(2,063)	140,813
Research and development	34,663	653	1,678	—	36,994
General and administrative (note 6(a))	16,211	1,454	8,433	(11)	26,087
Sales and marketing	21,660	233	1,695	—	23,588
Foreign exchange loss	3,877	(185)	—	—	3,692
Depreciation and amortization (note 6(e) and (f))	3,596	313	3,300	17	7,226
Bank charges, interest and other	665	25	150	—	840

	171,654	12,269	57,374	(2,057)	239,240

Income (loss) before undernoted	(23,592)	(2,423)	5,249	(49)	(20,815)

Income (loss) from investment accounted for by the equity method (note 6(a))	842	—	—	32	874
Interest on long-term debt and amortization of discount (note 6(b))	(3,323)	(1)	(4,216)	998	(6,542)
Interest and other income	1,222	5	210	—	1,437

Income (loss) before income taxes	(24,851)	(2,419)	1,243	981	(25,046)

Income tax recovery (expense):
Current	(8,886)	(208)	—	—	(9,094)
Future (note 6(b))	(761)	772	438	(264)	185

	(9,647)	564	438	(264)	(8,909)

Net income (loss) for the period	$(34,498)	$(1,855)	$1,681	$717	$(33,955)

Net income attributable to joint venture partners	7,785	—	—	—	7,785
Net loss attributable to the Company	(42,283)	(1,855)	1,681	717	(41,740)

Loss per share attributable to the Company:
Basic and diluted	$(1.00)				$(0.97)

Weighted average common shares outstanding:
Basic and diluted (note 6(d))	42,305,899			881,860	43,187,759

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)
1. Basis of Presentation
On July 1, 2011, Westport acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer S.p.A. (“Emer”) from Venice S.p.A. Total consideration for the acquisition was approximately $39.7 million. Westport paid $17.6 million in cash and issued 881,860 shares as consideration on closing with a value of $25.06 per share based on Westport’s share price on July 1, 2011.
The accompanying unaudited pro-forma condensed consolidated financial statements of Westport Innovations Inc. (“Westport” or the “Company”) as at and for the three months ended June 30, 2011 and for the twelve months ended March 31, 2011, have been prepared by management of Westport in accordance with United States generally accepted accounting principles (“U.S. GAAP”) to give effect to (i) the acquisition of 100% ownership interest in Emer; (ii) the settlement of bank debt within Emer immediately after the closing of the transaction; and (iii) the acquisition of 100% ownership interest in OMVL S.p.A (“OMVL”) (note 4). In the opinion of Westport’s management, these unaudited pro-forma condensed consolidated financial statements include all adjustments necessary for fair presentation of the transaction described in note 3 in accordance with U.S. GAAP. The pro-forma condensed consolidated financial statements do not reflect non-recurring charges or credits directly attributable to the transaction. The Company issued its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended March 31, 2011 and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 24 to those audited annual consolidated financial statements. For purposes of the pro-forma condensed consolidated statements of operations for the twelve months ended March 31, 2011, adjustments to reconcile the Company’s consolidated statements of operations prepared in accordance with Canadian GAAP to U.S. GAAP are reflected as pro forma adjustments. Effective April 1, 2011, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP, and the Company prepared its first interim consolidated financial statements in accordance with U.S. GAAP for the three-month period ended June 30, 2011.
These unaudited pro-forma condensed consolidated financial statements have been prepared from and include the following:
a) The pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of Westport as at June 30, 2011, the unaudited consolidated balance sheet of Emer as at June 30, 2011, and the pro forma adjustments as set out in note 5;
b) The pro forma condensed consolidated statement of operations for the three month period ended June 30, 2011 combining the unaudited consolidated statement of operations of Westport for the three month period ended June 30, 2011, the unaudited consolidated statement of operations of Emer for the three month period ended June 30, 2011 and the pro forma adjustments set out in note 6.
c) The pro forma condensed consolidated statement of operations for the twelve month-period ended March 31, 2011 combining the audited consolidated statement of operations of Westport for the year ended March 31, 2011, the audited consolidated statement of operations of Emer for the year ended December 31, 2010, the unaudited interim consolidated statement of operations of OMVL for the period from April 1, 2010 to July 2, 2010 and the pro forma adjustments set out in note 6.
The Emer financial information has been translated from European Euro to U.S. dollars as follows:

U.S. Dollar
Equivalent
Unaudited consolidated balance sheet as at June 30, 2011	1.45
Unaudited consolidated statement of operations for the three months ended June 30, 2011	1.44
Audited consolidated statement of operations for the twelve months ended December 31, 2010	1.33

WESTPORT INNOVATIONS INC.
Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)
     The OMVL financial information has been translated from European Euro to U.S. dollars as follows:

U.S. Dollar
Equivalent
Unaudited consolidated statement of operations for the three Month-period ended June 30, 2010	1.27
The Emer figures used in the preparation of the condensed consolidated statement of operations for the three month period ended June 30, 2011 were compiled by subtracting line items in Emer’s unaudited consolidated statement of operations for the three month period ended March 31, 2011 from Emer’s unaudited condensed consolidated statement of operations for the six month period ended June 30, 2011. In preparing the unaudited pro forma condensed consolidated statement of operations for the three month period ended June 30, 2011 and the twelve months ended March 31, 2011, no adjustments have been made to reflect operating cost or administrative expense savings, if any, that may result from the combined operations.
These unaudited pro-forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Westport, for the year ended March 31, 2011, the unaudited interim consolidated financial statements of Westport for the three month-period ended June 30, 2011, the audited consolidated financial statements of Emer for the year ended December 31, 2010 and the unaudited interim consolidated financial statements of Emer for the six month-period ended June 30, 2011.
The unaudited pro-forma condensed consolidated balance sheet has been prepared assuming the acquisition of Emer and the subsequent financing transaction occurred on June 30, 2011, while the unaudited pro-forma condensed consolidated statements of operations for the three months ended June 30, 2011 and the twelve months ended March 31, 2011 have been prepared assuming the acquisition occurred on April 1, 2010. The unaudited pro-forma condensed consolidated financial statements for the twelve months ended March 31, 2011 also assume that the acquisition of OMVL (note 4) occurred on April 1, 2010.
Certain elements of Emer’s and OMVL’s financial statements have been reclassified to provide a consistent format with the consolidated financial statements of Westport. The unaudited pro-forma consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Westport, Emer and OMVL.
2.	Significant accounting policies
The accounting policies used in the preparation of these unaudited pro-forma condensed consolidated financial statements are consistent with those set out in Westport’s consolidated financial statements for the year ended March 31, 2011, except as described in note 6(e) below.
Emer prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Except for the accounting for joint ventures, the significant accounting policies under IFRS applied by Emer conform in all material respects to those of Westport and there

WESTPORT INNOVATIONS INC.
Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)
are no material measurement differences. Emer owns a 50% interest in a joint venture, Minda-Emer Technologies Limited. Under IFRS, the interest in the joint venture is accounted for through a proportionate consolidation of the assets, liabilities, revenues and expenses. Under U.S. GAAP, Emer’s interest in Minda-Emer Technologies is accounted for using the equity method of accounting
3.	Acquisition of Emer S.p.A
The preliminary purchase price and related purchase accounting adjustments reflected in these pro-forma condensed consolidated financial statements is subject to change and summarized as follows:

Purchase Price:	$
Cash consideration for purchase of Emer		17,607
Value of 881,860 Common shares issued on closing		22,099

		39,706

Net assets acquired:
Current assets		53,813
Equipment, furniture and leasehold improvements		10,778
Intangible and other assets		12,092
Goodwill		73,550
Future income taxes		3,955
Current liabilities		(52,593)
Long-term debt		(59,867)
Other liabilities		(2,022)

		39,706

The net assets acquired, as presented above, represent Emer’s assets and liabilities on the date of acquisition. The difference between the purchase price and the fair value of Emer’s net assets has been initially allocated to goodwill. The Company is in the process of having an independent valuation performed. As a result, adjustments to inventories, equipment, furniture and leasehold improvements, intangible assets, long-term debt, future income taxes and goodwill balances are anticipated. Accordingly, the above allocation is subject to change and any such change may be material.
4.	Acquisition of OMVL S.p.A
On July 2, 2010, Westport acquired, through its wholly owed subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. Total consideration for the acquisition was €19.0 million. Westport paid €11.4 million (approximately US$14.0 million) on closing and expects to pay €7.6 million (approximately US$9.4 million) on the third anniversary of the closing date.
The assets, liabilities, revenue and expenses of OMVL are included in Westport’s consolidated balance sheet as at June 30, 2011 and Westport’s consolidated statement of operations for the three month period ended June 30, 2011. For the year ended March 31, 2011, Westport commenced consolidating OMVL on July 2, 2010. As a result, the unaudited condensed consolidated pro forma statement of operations for the twelve months ended March 31, 2011 contains an additional column for OMVL’s operating results for the period from April 1, 2010 to the date of acquisition on OMVL.

WESTPORT INNOVATIONS INC.
Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)
5.	Pro Forma assumptions and adjustments for the unaudited consolidated balance sheet:
a) Fair value adjustments to assets and liabilities: Fair value adjustments, will be determined by an independent third party valuation and have not been reflected in these pro-forma condensed consolidated financial statements as such amounts cannot be accurately determined at this time. The difference between the purchase price and the book value of Emer’s assets and liabilities of $73,550 has been allocated to goodwill for the purposes of these pro-forma condensed consolidated financial statements. Any changes in the determination and allocation of purchase price could also result in material changes to operating results in subsequent periods. Fair value adjustments may include adjustments to accounts receivable, inventories, equipment, furniture and leasehold improvements, intangible assets, long-term debt, future income taxes, and goodwill.
b) Adjustments to share capital: The Company issued 881,860 shares on the Closing Date with a value of $25.06 per share or $22,099 determined based on the Company’s share price on July 1, 2011, which has been reflected in the pro forma condensed consolidated balance sheet as an increase in share capital.
c) Emer equity balances: The unaudited pro forma condensed consolidated balance sheet requires the elimination of the Emer historical cost amounts for share capital and retained earnings.
(d) Repayment of long-term debt: Immediately after transaction closing, the Company injected capital of $43,569 into Emer which Emer used to reduce outstanding long-term debt of $36,308. As a result, the unaudited pro forma condensed consolidated balance sheet reflects a reduction in long-term debt of $36,308 with a corresponding reduction in cash and cash equivalents.
(e) Interest in Joint Venture: Emer owns a 50% interest in a joint venture, Minda-Emer Technologies Limited. Under IFRS, the interest in the joint venture is accounted for through a proportionate consolidation of the assets and liabilities of the joint venture. Under U.S. GAAP, Emer’s interest in Minda-Emer Technologies is accounted for using the equity method of accounting. This results in a reduction of certain asset and liability balances with an offsetting increase in long-term investments of $643. There is no impact on net assets at June 30, 2011 as a result in the difference in accounting treatment.
(f) Pro forma cash adjustments: The adjustment reflects the following items:

Payment of cash consideration (note 3)	$17,606
Repayment of long-term debt (note 5(d))	36,308
Elimination of cash from joint venture (note 5(e))	403

$54,317

6.	Pro forma assumptions and adjustments for the unaudited statements of operations:
a) Accounting for interest in Joint Venture: Emer owns a 50% interest in a joint venture, Minda-Emer Technologies Limited. Under IFRS, the interest in the joint venture is accounted for through a proportionate consolidated of the assets, liabilities, revenues and expenses. Under U.S. GAAP, Emer’s interest in Minda-Emer Technologies is accounted for using the equity method of accounting. The difference in accounting treatment results in a reduction in revenue and operating expenses with an offsetting adjustment in income (loss) accounted for using the equity method of $41 and $32 for the three months ended June 30, 2011 and the twelve months ended March 31, 2011, respectively. There is no impact on net loss for the period.
b) Reduction in interest expense: The Company paid down $36,308 of long-term debt within Emer on July 1, 2011, immediately after transaction closing. As a result, annual interest expense and accretion of the long-term debt is expected to be reduced by $998 for the twelve months ended March 31,

WESTPORT INNOVATIONS INC.
Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)
2011 with a related tax impact of $314. For the three month period ended June 30, 2011, interest on long-term debt would be lower by $250 with a corresponding tax impact of $79,
c) Inter-company transactions: Emer sells components to OMVL in the ordinary course of business. Revenue of $1,633 and related cost of revenue of $1,633 have been eliminated from the statement of operations for twelve months ended March 31, 2011. The inter-company revenue for the three month period ended June 30, 2011 was minimal and as a result, no pro forma adjustment was recorded.
d) Earnings per share: The Company issued 881,860 common shares as consideration for the transaction. As a result, the weighted average number of common shares outstanding for the purposes of calculating basic and diluted earnings per share was increased by 881,860 on the condensed consolidated pro forma statement of operations for the three month period ended June 30, 2011 and the twelve month period ended March 31, 2011 as both statements assume the acquisition occurred on April 1, 2010.
e) Intangible assets: The Company prepared its March 31, 2011 financial statements under Canadian GAAP as described in note 1. In the Company’s statement of operations, presented in accordance with Canadian GAAP, in-process research and development costs were capitalized and amortized where under U.S. GAAP, in-process research and development would be expensed immediately. Accordingly, amortization expense of $141 recorded under Canadian GAAP for the year ended March 31, 2011 is not recorded under U.S. GAAP.
f) OMVL purchase price adjustments: The Company recorded purchase price adjustments relating to intangible assets and equipment relating to its acquisition of OMVL. An adjustment of $158 in additional amortization expense is recorded which represents the additional amortization relating to the period from April 1, 2010 — July 2, 2010. A related reduction in future income taxes of $50 has also been recorded.